      NEWS BULLETIN                               RE: LJ International, Inc.
                                                      Focal Industrial Center
                   FROM:                              21 Man Lok Street
                                                      Hung Hom, Kowloon
The Financial Relations Board                         Hong Kong
-----------------------------                         Nasdaq/NMS: JADE
        BSMG WORLDWIDE

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FOR FURTHER INFORMATION:
At LJ International, Inc.:                              At The Financial Relations Board:
Ringo Ng                     Michael Gilburd            Haris Tajyar           Lisa Mueller
Chief Financial Officer      VP, Corporate Development  General Info.         Investor Contact
011-852-2764-3622            (480) 551-0988             (310) 442-0599        (310) 442-0599
ringong@ljintl.com           mgilburd@ljintl.com        htajyar@frb.bsmg.com  lmueller@frb.bsmg.com
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FOR IMMEDIATE RELEASE
Monday, September 18, 2000

                     LJ INTERNATIONAL REPORTS SUBSTANTIAL
                   GAINS IN FIRST QUARTER SALES AND EARNINGS

First Quarter Highlights:

 . Existing product lines and new product introductions drive a 43% increase in revenues to $10.7 million from $7.5 million

 . Earnings increase 28% from $1 million last year to $1.2 million . Lorenzo-branded jewelry line begins initial contributions
 . Over 200 Lorenzo
  authorized jewelers signed on since June 2000

HONG KONG and SCOTTSDALE, Arizona - September 18, 2000 - LJ International Inc. (Nasdaq/NMS: JADE), the largest publicly-owned manufacturer of semi-precious jewelry, today reported substantial sales and earnings gains for its first quarter ended July 31, 2000.

"The initial contributions of the new Lorenzo-branded line of jewelry as well as increased demand for our existing product lines resulted in substantial growth in all areas, primarily revenues and earnings," said Yu Chuan Yih, Chairman and CEO of LJ International. "We look forward to the next fiscal year and are better positioned than ever to expand our market share as we continue to focus on growing within our large high-volume customers."

Company Reports Record First Quarter Revenues

Revenues for the first quarter ended July 31, 2000 increased 43% to $10.7 million from $7.5 million in the same year-ago period. The increase in sales is primarily a result of the new product launches, including the Company's recently launched Lorenzo-branded line. The first quarter of fiscal 2001 represents the fifth consecutive quarter-over-quarter revenue gain, and the third consecutive quarter-over-quarter gain in excess of 40%.

     Financial Relations Board, Inc. serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

                                    -more-
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LJ International
Page 2 of 4

While incurring the cost of launching new product lines, the Company still achieved net income of $1.2 million, or $0.15 per diluted share on 8.5 million shares outstanding, an increase of 28% over net income of $1.0 million, or $0.15 per diluted share on 6.3 million shares outstanding in the year-ago quarter. The increased number of outstanding shares is attributable to the conversion of the Company's convertible debenture. The Company does not expect any further need for additional financing.

"Our accelerating financial and operating gains, coupled with recent industry trends that call for lower cost, high quality jewelry has contributed to this quarter's success and our continued ramp-up," said Michael Gilburd, Vice President of Corporate Development. "We expect sales to continue to grow, from our diverse Lorenzo-branded line, to our Diamond Division and semi-precious lines. The success of cross-selling the new product lines has directly contributed to our growth."

The Lorenzo-branded jewelry line, which was launched in June of 2000, has already attracted over 200 independent retailers. The line consists of over 200 unique styles of jewelry, manufactured with semi-precious stones.

Bright Fiscal Year 2001 Outlook

"The U.S. jewelry industry continues to grow and seek high quality, lower cost suppliers from overseas markets. We believe this trend, coupled with China's expected entry into the WTO, could accelerate our expansion plans. As we enter the new fiscal year, our efforts to expand product lines and broaden distribution channels will continue to be the focus of our successful growth strategy. We expect the gains fueled by demand for both our core and new product lines to continue throughout fiscal 2001," concluded Mr. Yih.

Investor Conference Call

LJ International will be holding an investor conference call to discuss the Company's financial and operational results at 11:00 am EDT today, September 18, 2000. Investors will have the opportunity to listen to the conference call over the Internet through Vcall at http://www.vcall.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

About LJ International Inc.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become the world's largest publicly-owned manufacturer and marketer of semi-precious jewelry. The Company's operations are totally vertically integrated from mine-to-market. LJ International operates two manufacturing facilities in China that employ approximately 2,500 skilled craftsmen. The Company produces more than 2 million pieces of fine finished jewelry, and annually cuts more than 4 million carats of high quality gemstones, which are sold primarily to the largest jewelry retailers in the United States and Europe. LJ International invites the public to visit the Company's website at http://www.ljinc.com/ for additional
                                  ---------------------
information.

                                    -more-
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LJ International
Page 3 of 4

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the success of the Company's Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

                         [Financial Tables to Follow]

                                    -more-
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LJ International
Page 4 of 4



                            LJ INTERNATIONAL, INC.
                        SELECTED FINANCIAL INFORMATION
                         IN ACCORDANCE WITH U.S. GAAP
        (United States Dollars, in thousands, except per share amounts)

                             INCOME STATEMENT DATA

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                                                             Three months ended              Three months ended
                                                                July 31, 2000                   July 31, 1999
                                                              ------------------              ------------------
                                                               (Unaudited)                       (Unaudited)
Sales                                                         $           10,748                $           7,538
Cost of goods sold                                                         6,619                            4,244
Grodd profit                                                               4,129                            3,294
Selling, general and administrative expenses                               2,814                            2,097
Operating income                                                           1,315                            1,197
Other expenses, net                                                           60                              149
Income before income taxes                                                 1,255                            1,048
Income taxes                                                                  39                              103
Minority Interests                                                             -                                5
Net income under US GAAP                                      $            1,216                $             950
Earnings per share - basic (US GAAP)                          $             0.16                $            0.15
Earnings per share - diluted (US GAAP)                        $             0.15                $            0.15
Weighted average shares outstanding - basic                            8,258,013                        6,347,046
Weighted average shares outstanding - diluted                          8,472,613                        6,347,560
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                              BALANCE SHEET DATA


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                                                              At July 31, 2000               At July 31, 1999
                                                              ----------------               -----------------
                                                                (Unaudited)                    (Unaudited)
Cash                                                          $           6,118              $           2,162
Accounts receivable, net                                                  7,176                          7,011
Inventories                                                              20,062                         13,122
Prepayments and others                                                    2,777                            321
Total current assets                                                     36,133                         22,616
Property, plant and equipment, net                                        6,497                          6,575
Other assets                                                                276                             95
                                                              -----------------              -----------------
Total assets                                                  $          42,906              $          29,286
                                                              =================              =================

Total current liabilities                                                14,591                         11,822
Total liabilities                                                        15,254                         12,634
Minority interests                                                            -                             16
Related companies' advances                                                 (75)                           366
Common stock                                                                 87                             64
Additional paid-in capital                                               14,448                          7,932
Warrant reserve                                                             339                            210
Retained earnings                                                        12,853                          8,064
Total shareholders' equity                                               27,652                         16,636
                                                              -----------------              -----------------
Total liabilities and shareholders' equity                    $          42,906              $          29,286
                                                              =================              =================
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